Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

April 1, 2024

VIA EDGAR TRANSMISSION

Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 162 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Ms. McManus:

This correspondence responds to comments the Trust received on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 13, 2024 and March 15, 2024, with respect to the Registration Statement and the Trust’s proposed two new series, the Return Stacked Bonds & Futures Yield ETF and the Return Stacked U.S. Equity & Futures Yield ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

PROSPECTUS

Fees and Expenses

1.	Fee Table: Please remove footnote 1.

Response: The Trust respectfully declines to remove footnote 1. It is important to note that the inclusion of this footnote was a direct response to a request made by the SEC Staff as well as several follow-up discussions. The Trust was agreeable to adding the footnote as an accommodation because its aim was to provide clarity and transparency in our registration statements. Furthermore, we note that, for consistency across Tidal Investments LLC’s advised funds, similar footnotes have been added to the registration statements of the Trust, Tidal ETF Trust, and Tidal Trust III.

Removing the footnote would not only deviate from the standard set by previous discussions with the SEC Staff but also introduce inconsistencies across our registration statements, potentially causing confusion for investors. Additionally, administratively, monitoring and managing such changes across multiple Trusts and multiple filings would impose a significant burden on our resources and create unnecessary complexity in our compliance efforts.

Each Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

2.	Please supplementally confirm that the Subsidiary’s fees and expenses are included in other expenses and management fees, not in AFFE.

Response: The Trust confirms that the Subsidiary’s fees and expenses are not included in AFFE. The Trust also responds supplementally by noting that the Adviser and Futures Trading Advisor will not receive any additional compensation for services provided to the Subsidiary. The Trust further responds by noting that the Subsidiary’s expenses will not be included in “Other Expenses” in the Fund’s Fees and Expenses table in the Prospectus because the Subsidiary’s expenses are part of the Fund’s expenses subject to the Fund’s unitary management fee.

3.	Please confirm that there are no fee reimbursement or recoupment arrangements with respect to any fee waivers of the Funds’ unitary management fees.

Response: The Trust confirms that there are no fee reimbursement or recoupment arrangements with respect to any fee waivers of the Funds’ unitary management fees.

Principal Investment Strategies

4.	Please qualify the one-dollar statement to note that financing costs, if any, will be deducted.

Response: The Trust respectfully declines to provide the requested qualification as it would be inaccurate. The Fund’s Futures Yield Strategy is limited to the trading of futures contracts, which are already net of embedded financing costs. It is therefore accurate to state that the return of the Futures Yield strategy is essentially stacked on top of the returns of the Bond / Equity strategies. Adding disclosure that financing costs will be deducted would double-count the cost of financing.

5.	With respect to Return Stacked Bonds & Futures Yield ETF’s Bond strategy disclosure:

i.	Please define and provide the metrics that the Fund utilizes to measure duration. For example, effective maturity or dollar weighted average maturity.

ii.	Please describe the targeted credit quality of the bond funds, if any.

iii.	Please revise to clarify that the Fund will consider the investment of the underlying funds when determining compliance with its own names rule policy.

Response:

i.	The Prospectus has been revised to note that duration will be measured as modified duration and a definition has been added.

ii.	The Trust confirms that the Fund has no targeted credit quality for the bond funds.

iii.	The Trust confirms that Item 9 disclosure in the Prospectus has been supplemented to note that the Fund will consider the investment of the underlying funds when determining compliance with its own names rule policy.

6.	With respect to the Return Stacked U.S. Equity & Futures Yield ETF’s Equity strategy disclosure:

i.	Please clarify if the Fund will target broad-based US equity ETFs that provide exposure to large capitalization companies. If not, please clarify the Fund’s target capitalization, if any. Similarly, clarify any capitalization targets for equity indices associated with potential futures contracts. We note reference to small and mid-cap companies in the SAI.

ii.	With respect to the Fund’s Collateral Futures Yield disclosure, please explain how the Fund investing up to 100% in non-equities does not render the Fund’s name materially deceptive or misleading.

Response:

i.	The Trust respectfully notes that the Fund’s strategy disclosure currently states that “the Fund seeks to capture the total return of large-capitalization U.S. equities (meaning companies with a market capitalization greater than $8 billion).” The Trust notes that large-capitalization risk disclosure has been added to the Fund’s principal investment risk disclosures in the Prospectus and the relevant discussion in the SAI. The Trust also notes that the reference to small and mid-cap companies in the SAI relates to potential investments outside of its principal investment strategy.

ii.	As noted in the Prospectus, the Fund’s Name Rule policy is to, under normal circumstances, invest at least 80% of its net assets, plus borrowings for investment purposes, in (a) the Equity strategy and (b) the Futures Yield strategy. Further, the Fund will target a 100% exposure to each of its Equity strategy and its Futures Yield strategy. As a result, the Fund’s investments via its Futures Yield Strategy are consistent with its policy.

7.	With respect to the Funds’ Futures Yield strategy disclosure:

i.	Please advise if the Fund may invest in equity futures tied to a single issuer. If so, does the Fund have an optimal exposure? For example, a targeted range or minimum? We may have further comments.

ii.	Please confirm that the list of futures contract types includes all of those that the Funds plan to principally invest in.

iii.	Please provide the Funds’ definition of emerging markets countries.

iv.	In light of the fact that the Funds may have limited exposure to any given asset class at any given time, please clarify in disclosure what “diversified basket” means.

Response:

i.	The Trust confirms that the Fund does not intend to invest in equity futures tied to a single issuer.

ii.	The Trust confirms that the list of futures contract types includes all of those that the Funds plan to principally invest in.

iii.	The Prospectus has been supplemented to include the Fund’s definition of emerging markets, which will read substantially as follows:

The Futures Trading Advisor has broad discretion to identify countries that it considers to qualify as “emerging markets.” Unless otherwise indicated, in determining whether a country is an emerging market, the Futures Trading Advisor may take into account specific or general factors that the Investment Manager deems to be relevant, including interest rates, inflation rates, exchange rates, monetary and fiscal policies, trade and current account balances and/or legal, social and political developments, as well as whether the country is considered to be emerging or developing by supranational organizations such as the World Bank, the United Nations, or other similar entities. Emerging market countries generally will include countries with low gross national product per capita and the potential for rapid economic growth and are likely to be located in Africa, Asia, the Middle East, Eastern and Central Europe and Central and South America.

iv.	The Trust notes that the Prospectus has been revised to remove the term “diversified” in the foregoing sentence to seek to avoid potential investor confusion with the Investment Company Act’s definition of the term.

8.	With respect to the Funds’ Cayman Subsidiary disclosures:

i.	Please confirm in correspondence that (a) the Cayman Subsidiary’s management fee, including performance fees, if any, will be included in the “Management Fees” and the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table; (b) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (c) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder; and (d) the Cayman Subsidiary’s board will sign the Fund’s registration statement.

ii.	Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund, if not. Please explain why not.

iii.	Please disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Fund.

iv.	Disclose that each investment adviser to the Subsidiary complies with the provisions of the Investment Company Act related to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) under the Investment Company Act.

v.	Disclose as appropriate, whether any of the Cayman subsidiaries’ principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and risk disclosure of a Fund that invests in this type of Subsidiary should reflect the aggregate operations of the Fund and the Subsidiary.

Response:

i.

(a)	The Trust responds supplementally by noting that the Adviser and Futures Trading Advisor will not receive any additional compensation for services provided to the Subsidiary. The Trust further responds by noting that the Subsidiary’s expenses will not be included in “Other Expenses” in the Fund’s Fees and Expenses table in the Prospectus because the Subsidiary’s expenses are part of the Fund’s expenses subject to the Fund’s unitary management fee.

(b)	The Subsidiary and/or its board of directors will agree to designate an agent for service of process in the United States.

(c)	The Subsidiary and/or its board of directors, for so long as the Fund is the sole investor in the Subsidiary, will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

(d)	The Trust notes that the Subsidiary is not required to execute the registrant’s post-effective amendments. The Subsidiary is not offering its securities in the United States, nor is the Subsidiary a co-issuer of the Fund’s securities.

ii.	The Trust confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

iii.	The Trust confirms that the Fund does not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. The Trust confirms that Prospectus has been revised to include the disclosure.

iv.	The Trust confirms that each investment adviser to the Subsidiary complies with Section 15 of the 1940 Act (regarding advisory agreements).

v.	The Trust confirms that the principal investment strategies and risks of the Subsidiary are also principal investment strategies and risks of the Fund and that therefore the principal investment strategies and principal risk disclosures of the registration statement reflect the operations of the Fund and its subsidiaries, including the Subsidiary, on a consolidated basis.

Principal Investment Risks

9.	Please tell us if the Fund invests in instruments traded outside of a collateralized settlement system. If the answer is yes, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that to the extent that those authorized participants exit the business or are unable to process creations and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund shares. In addition, please note that this could, in turn, lead to differences between the market price of the Fund shares and the underlying value of those shares.

Response: The Trust confirms that the Fund does not intend to invest in instruments traded outside of a collateralized settlement system.

10.	Please disclose that where all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and trading is as open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund’s domestic trading day. In addition, please note that this could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Trust confirms that the foregoing disclosure has been added to the Prospectus.

11.	With respect to Cash redemption risk disclosure, please tell us whether creation units are purchased primarily with cash or redeemed primarily with cash. If the answer is yes, disclose this and state that this may cause the Fund to incur certain costs, such as brokerage costs or taxable gains or losses, that it might not have been incurred if it had made redemptions in kind. Please also disclose that these costs could be imposed on the Fund and decrease the Fund’s net asset value, to the extent not offset by a transaction fee payable by an Authorized Participant.

Response: The Trust anticipates that creation units will be purchased and redeemed primarily with cash. The Trust confirms that the aforementioned disclosures have been added to the Prospectus.

12.	Please describe risks related to the Cayman subsidiary, including related tax risks, commodity related risks, and models and data risks. These appear to be principal risks based on the Item 9 disclosure.

Response: The Trust confirms that the Prospectus disclosure has been revised accordingly.

Management

13.	Please tell us, on a supplemental basis, what agreement covers the potential fee waiver and confirm it is filed an exhibit. We may have further comments.

Response: The Trust confirms that per prior Staff comments regarding such sponsorship arrangements, a form of the relevant agreement, entitled the “ETF Support Agreement,” has been filed as an exhibit to the registration statement. In addition, the Trust confirms that any such waivers are not subject to recoupment (and a statement to that effect has been added to the Prospectus).

STATEMENT OF ADDITIONAL INFORMATION

14.	With respect to the Funds’ restrictions and Fund policies, please confirm that disclosure elsewhere explains what is permitted under the 1940 Act, to the extent you refer to engaging in such activities.

Response: The Trust has added the following disclosure to the end of the “Investment Restrictions” section of the SAI to assist investors in understanding certain provisions of the 1940 Act referenced in the fundamental policies:

 Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions

This section summarizes current legal requirements and interpretations applicable to the Funds with respect to certain of the fundamental investment restrictions listed above. The current legal requirements and interpretations are subject to change at any time, and this section may be revised at any time to reflect changes in legal requirements or interpretations, or to further clarify existing requirements or interpretations. No part of this section constitutes a fundamental policy or a part of any of the above fundamental investment restrictions. The discussion in this section provides summary information only and is not a comprehensive discussion. It does not constitute legal advice. Investors who are interested in obtaining additional detail about these requirements and interpretations should consult their own counsel.

With respect to fundamental investment restriction 1 (regarding borrowing): Currently, the 1940 Act permits mutual funds to engage in borrowing subject to certain limits. The 1940 Act essentially permits a fund to borrow under two scenarios. First, a fund is permitted to borrow from banks provided it maintains “asset coverage of at least 300%” for all borrowings, which means a mutual fund generally can borrow from banks but has a borrowing limit equal to 1/3 of its total assets immediately after the borrowing and continuing thereafter (for example, a fund with $100 million in assets could borrow $50 million, because $50 million is 1/3 of $150 million). Second, a fund is permitted to borrow from banks or other lenders in an amount up to 5% of its total assets for temporary purposes.

With respect to fundamental investment restriction 1 (regarding issuing senior securities): Currently, the 1940 Act generally prohibits mutual funds from issuing “senior securities.” The 1940 Act defines a “senior security” generally to mean “any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” In other words, a senior security is an obligation that has priority over (or is senior to) a fund’s shares with respect to the payment of dividends or the distribution of fund assets. Borrowing, as described above, is an exception to this general prohibition. Rule 18f-4 allows a fund to treat reverse repurchase agreements as borrowings up to the 1940 Act’s limits on borrowings without being treated as a derivative under that Rule. Alternatively, a fund may rely on Rule 18f-4(d)(1)(ii) and treat a reverse repurchase agreement or similar financing transaction as a derivative transaction under the fund’s derivatives risk management program.

With respect to fundamental investment restriction 2: The 1940 Act does not prohibit a fund from making loans. However, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements.

With respect to fundamental investment restriction 3: The 1940 Act does not prohibit a fund from owning real estate. However, a fund could lose favorable tax treatment if too much of its income is from sources other than investments in securities. This restriction would not prevent a fund from investing in securities of companies that invest in real estate or real estate-related activities.

With respect to fundamental investment restriction 4: The 1940 Act generally does not prohibit a fund from investing in commodities or commodity-related instruments. A fund is, however, limited in the amount of illiquid assets it may purchase, and certain commodities, especially physical commodities, may be considered to be illiquid.

With respect to fundamental investment restriction 5: Currently, under the 1940 Act and other federal securities laws, a fund is considered an “underwriter” if the fund participates in the public distribution of securities of other issuers, which involves purchasing the securities from an issuer with the intention of reselling the securities to the public. A fund that purchases securities in a private transaction for investment purposes and later sells those securities to institutional investors in a restricted sale could, under one view, technically be considered to be an underwriter of those securities. Under current legal requirements, fundamental investment restriction 5 permits a fund to sell securities in this circumstance.

With respect to fundamental investment restriction 6: While the 1940 Act does not define what constitutes “concentration” in an industry, the SEC has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal business activities in the same industry constitutes concentration. It is possible that interpretations of concentration could change in the future. The policy in (6) above will be interpreted to refer to concentration as that term may be interpreted from time to time.

15.	Following paragraph 6 of the fundamental investment restrictions, please revise the first sentence to remove parenthetical around the word “concentration.”

Response: The Trust confirms that the foregoing change has been made.

16.	Please revise/clarify the industry associated with the various types of futures contracts that the Funds may invest in. Please also make any necessary conforming changes to the principal investment strategy section of the prospectus.

The Trust responds that the Funds do not have any intention to concentrate in a specific industry. However, due to the nature of the futures contracts in which the Funds invest, it is possible that from time to time depending on the weighting of an industry in the particular indices on which a Fund is purchasing futures, that Fund could have increased economic exposure to that industry.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC

Appendix A

Return Stacked® Bonds & Futures Yield ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.95%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2), (3)	0.05%
Total Annual Fund Operating Expenses	1.00%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a third party to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses (“AFFE”), accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act, as amended (the “1940 Act”), and litigation expenses and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are expenses indirectly incurred by the Fund as a result of its investments in one or more underlying funds, including exchange-traded funds and money market funds. The total annual fund operating expenses in this fee table will not correlate to the expense ratio in the Fund’s Financial Highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$102	$318

Return Stacked® U.S. Equity & Futures Yield ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.95%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2), (3)	0.09%
Total Annual Fund Operating Expenses	1.04%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a third party to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses (“AFFE”), accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act, as amended (the “1940 Act”), and litigation expenses and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are expenses indirectly incurred by the Fund as a result of its investments in one or more underlying funds, including exchange-traded funds and money market funds. The total annual fund operating expenses in this fee table will not correlate to the expense ratio in the Fund’s Financial Highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$106	$331